MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

This Management’s Discussion and Analysis (“MD&A”) prepared as of November 13, 2009, reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the nine-month financial period ended September 30, 2009, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2008 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the unaudited interim consolidated financial statements and related notes for the period ended September 30, 2009.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars, unless otherwise noted.

RECENT DEVELOPMENTS

A new three-year growth strategy, which focuses on an immediate and aggressive increase in production and resources while increasing profitability, was announced in September 2009. It is anticipated that the new strategy will see the Company's annual production increase to approximately 3.8 million silver equivalent ounces (“Ag eq oz”), including 2.65 million oz silver, by 2012 from its two existing mines in Mexico. Increased throughput and operating efficiencies should allow for further increases beyond this level such that production upside will remain.

The Company is currently on track to meet or exceed its 2009 target of 2.1 million Ag eq oz and the new plan includes production targets of 2.5 million Ag eq oz in 2010, 3.0 million Ag eq oz in 2011 and 3.8 million Ag eq oz in 2012. This equates to annual increases of more than 20% and more than doubles the production of 2008. In addition, Great Panther intends to build its NI 43-101 compliant resource base at the Guanajuato and Topia operations to at least 40 million Ag eq oz which would support a minimum ten year mine life at the planned production rate.

Using metal prices of US$15/oz silver, US$900/oz gold, US$0.80/lb lead and US$0.75/lb zinc, the Company projects annual revenues in excess of CAD$50 million by 2012. Cash operating costs are anticipated to continue to decrease from existing levels towards US$4.00 per oz of silver (net of by-product credits) thereby increasing profitability. Capital expenditures for the new strategy are projected to total approximately $22 million over the next three years with an additional $14 million in exploration spending.

In order to achieve this accelerated growth, the Company will invest in new equipment for both mines, plant upgrades and an increased drilling budget. New underground mine development is anticipated to reach more than 10 kilometres at Guanajuato and 5.5 kilometres at Topia. Plant throughput is expected to approach capacities of 1,200 tonnes per day at Guanajuato and 220 tonnes per day at Topia.

At Guanajuato, new development will focus on the deep extensions of the Rayas Clavo, the famous Valenciana Mine, the Cata Clavo and the Guanajuatito Zone and from new targets in between the major ore bodies along the 4.2 kilometre trend of the Veta Madre structure. In addition, plans are underway to de-water, explore and develop the San Ignacio Mine, a stand-alone operation in the La Luz District, approximately 20 kilometres by road from the plant and on care-and-maintenance since 2001.

At Topia, production will be increased on several of the 10 veins currently being developed. Specifically, the Argentina, Rosario and San Gregorio veins will provide the largest increases in tonnage.

An estimated total of 65,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets. Based on previous experience, the discovery cost per ounce is expected to be about $0.50 or less. Initially, the focus will be on the deep drilling of the Rayas Clavo at Guanajuato where development of accessways and drill stations is already underway. Surface drilling at San Ignacio and on other targets within the La Luz trend will commence once specific targets have been identified and permits are in place.

As this new strategy strongly emphasizes near-term production growth, the Company has decided to terminate its option on the Mapimi Project in Durango State. An in-house scoping study looked at several options for advancing this project but concluded that the low grades and high capital costs of a new plant precluded a sufficiently attractive return on investment. With US$2.2 million in cash payments remaining just

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	1

to maintain the Mapimi option, plus ongoing exploration costs, the allocation of those funds to delineating resources at the existing mines is deemed to be a better use of the Company's funds. Notwithstanding this decision, the Company will continue to evaluate potential acquisitions where new projects could result in an immediate or near term boost to production.

The ultimate goal of Great Panther's new three-year growth strategy is profitable growth. The Company has achieved a third successive quarter of record earnings from mining operations and, providing metal prices remain robust, earnings are projected to continue to increase. Great Panther's management considers that the best way to capitalize on an increase in the silver price is to monetize it through production.

On November 10, 2009, the Company filed a final short form prospectus in Canada in connection with an agency offering of units to raise $12.3 million. The Company intends to use the net proceeds of this offering to accelerate the growth strategy described above as well as for general working capital purposes and potential acquisition activity. The balance of the capital and exploration expenditure requirements will be covered from internally generated cash flow.

THIRD QUARTER HIGHLIGHTS

  34% increase in total quarterly production to 597,057 Ag eq oz in the third quarter 2009 from 444,686 Ag eq oz in the third quarter 2008. Year to date production increased by 20% to 1,577,169 Ag eq oz in 2009 compared to 1,312,397 Ag eq oz in 2008.

  104% and 29% increase in revenue to $8.9 million and $21.9 million for the three and nine months ended September 30, 2009, respectively, from $4.4 million and $17.0 million for the same periods in 2008.

  $5.0 million and $7.0 million increase in earnings from mining operations(1) to $4.2 million for the three months ended September 30, 2009 and $9.8 million for the nine months ended September 30, 2009 from $(0.8) million and $2.8 million for the corresponding periods in 2008.

  62% decrease in overall cash operating cost per silver ounce(2) to US$5.48 for the third quarter 2009 from US$14.39 for the third quarter 2008. Cash operating cost per silver ounce decreased by 48% to US$5.86 for the nine months ended September 30, 2009 from US$11.34 for the same period in 2008.

  $6.0 million and $11.1 million increase in Adjusted EBITDA(3) to $1.9 million for the three months ended September 30, 2009 and $3.9 million for the nine months ended September 30, 2009 from Adjusted EBITDA losses of $4.1 million and $7.2 million for the corresponding periods in 2008.

  Net cash provided by operating activities was $0.8 million for the three months ended September 30, 2009. The same period in 2008 resulted in net cash used of $2.4 million. For the nine months ended September 30, 2009, net cash provided by operating activities was $2.0 million compared to $3.0 million used in operating activities for the same period in 2008.

  NI 43-101 compliant measured and indicated resources for Topia increased to 5.5 million Ag eq oz, plus inferred resources of 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

  New three-year strategy announced to accelerate annual production to 3.8 million Ag eq oz, increase NI 43-101 compliant resources to 40 million Ag eq oz, and invest $22 million in capital expenditures and $14 million in a 65,000-metre diamond drilling program for both mines.

  Continued underground development at Guanajuato was successful in identifying and delineating three new zones of silver-gold mineralization. The discovery of these zones within and adjacent to the areas where the Company is already mining emphasizes the potential to expand production and resources along the entire 4.2 kilometre strike length of the property.

(1)	“earnings from mining operations” is defined as mineral sales less cost of sales (excluding amortization and depletion)
(2)	“cost per silver ounce” is calculated net of by-product credits
(3)	“Adjusted EBITDA” is defined as earnings before interest expense, taxes, depletion and amortization, stock-based compensation and non-recurring items.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	2

  Repaid principal amount of $2.02 million, 8% interest per annum, unsecured convertible loan note due March 9, 2010 by the issuance of 3,740,741 fully paid common shares of the Company at $0.54 per common share.

OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

PRIMARY MINING PROPERTIES

Guanajuato Mine

For the quarter ended September 30, 2009, the Guanajuato mine achieved record metal production of 288,087 oz silver and 1,872 oz gold or 432,795 Ag eq oz from 34,325 tonnes of ore. This represents a 32% increase from the second quarter 2009 and an 83% increase from the third quarter 2008. Metal production for the nine months ending September 30, 2009 was 1,071,195 Ag eq oz, a 38% increase from the same period in 2008. The average ore grades at Guanajuato continue to be high, at 2.00 g/t Au and 315 g/t Ag, or 15.10 Ag eq oz per tonne.

Plant performance at Guanajuato continues to excel. Metal recoveries averaged 84.8% for gold and 82.9% for silver in the third quarter 2009, compared with 77.5% and 83.0%, respectively, in the third quarter 2008. The quality of the concentrates in the third quarter 2009 continues to be very satisfactory with grades of 14,131g/t Ag and 92g/t Au compared to 9,755g/t Ag and 64g/t Au in the third quarter of 2008. All concentrates were sold to the IMMSA copper smelter located in San Luis Potosi.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	3

The Guanajuato mine is on target to continue with another record production year in 2009. Metal production is projected to be 1,014,000 oz silver and 6,050 oz gold, meeting the target of 1,480,000 Ag eq oz, as compared to 848,083 oz silver and 5,488 oz gold, or 1,120,000 Ag eq oz in 2008.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2009	2009	2009	2008	2008	2008	2008	2007

Tonnes milled	34,325	32,606	31,732	38,498	37,237	38,951	40,393	45,773

Production
Silver (ounces)	288,087	220,742	223,821	269,795	177,810	201,815	198,663	127,624
Gold (ounces)	1,872	1,379	1,130	1,479	1,166	1,474	1,369	946

Silver equivalent ounces
(Ag eq oz)(1)	432,795	327,295	311,105	343,738	236,097	275,515	267,132	174,906

Average ore grade
Gold (g/t)	2.00	1.55	1.36	1.44	1.26	1.50	1.40	0.86
Silver (g/t)	315	254	258	254	179	192	188	113

Metal recoveries
Gold	84.8%	84.6%	81.6%	83.1%	77.5%	78.3%	75.5%	72.0%
Silver	82.9%	83.0%	84.9%	85.8%	83.0%	84.0%	81.5%	77.1%

Concentrate grades
Gold (g/t)	91.86	94.49	58.92	74.14	63.96	72.65	44.13	31.55
Silver (g/t)	14,131	15,126	11,675	13,525	9,755	8,411	6,402	4,459

(1)

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, US$0.50 per lb, and US$0.50 per lb; for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Currently, mining is focused on the Cata Clavo, the Rayas and the Guanajuatito areas, all with high silver and gold values. New development areas such as the gold-rich Santa Margarita vein in the Rayas area, in addition to increased production from the high grade Cata Clavo, contributed to the improved grades and production. The Promontorio area, which was suspended a year ago, has been re-opened for exploratory development and is expected to be in production before the end of the year.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	4

Mining of the Cata Clavo continued with cut-and-fill stoping from the 460 metre level, development on the 438 metre level and stoping on the 417 metre level. Ore production from Cata increased to 19,831 tonnes at grades of 345 g/t silver and 1.70g/t gold. Metal production from Cata represented 60% of the third quarter total for the Guanajuato operations. The resources for the Cata Clavo, published in the second quarter, total 351,000 tonnes at grades of 359 g/t silver and 1.19 g/t gold. Cata Clavo typically yields higher gold values than in the resource estimate. Ore definition diamond drilling, which is necessary to better define the ore body for mining, is underway. The resource estimate will be updated once the drilling has been completed.

At Rayas, exploratory development on the gold-rich Santa Margarita vein (2,143 tonnes at 85 g/t silver and 5.3 g/t gold) contributed to the much improved gold production, adding 365 ounces, or 17%, of the total third quarter gold production. Ramp development will continue in the fourth quarter and this will be supplemented with diamond drilling before a resource may be calculated. Production from the Santa Margarita vein will increase and contribute towards higher gold production in 2010.

In an area known as Los Pozos, located between Cata Clavo and Rayas, new exploratory development of a previously unexploited part of the Veta Madre below the 275 meter level exposed the vein over 8.4 meters true width with average grades of 348 g/t silver and 1.2 g/t gold. Development on the vein on the 298 metre level continues to be very encouraging. An access ramp is being driven to connect the 275 meter level and the 345 meter level. Diamond drilling, scheduled in the fourth quarter, will confirm the full extent and grades of the new find before a resource may be calculated.

Mining of the Guanajuatito North Zone from the 20 and 50 metre levels continued. The grade and tonnes of ore mined (10,235 tonnes at 277 g/t silver and 1.77 g/t gold), increased as mining efficiency benefited from improved ground support measures. Ore delineation diamond drilling (nine diamond drill-holes totaling 251 metres in the third quarter) and development of the 80 metre level advanced and production mining is being initiated in the fourth quarter.

In June 2009, Wardrop Engineering Inc. (“Wardrop”), a Tetra Tech Company, of Vancouver, B.C., completed the first NI 43-101 compliant mineral resource estimate on the Cata Clavo zone. The new resource estimate of 5,032,000 Ag eq oz represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit owned by the Company. Further exploratory and delineation drilling are planned for Cata Clavo and other zones, such as Rayas, including the Santa Margarita vein, and Los Pozos in order to establish additional resources in the future.

Indicated and inferred mineral resources at the Cata Clavo as estimated by Greg Mosher, P.Geo, qualified person, and reviewed by Gilles Arseneau, PhD, at Wardrop are tabulated below:

			Ag	Ag CAP	Au	Au CAP
	CUT-OFF (US$)	TONNES	(g/t)	(g/t)	(g/t)	(g/t)
INDICATED
ALTO 2	50.00	34,000	396	349	1.46	1.43
ALTO 2	37.50	39,000	359	318	1.36	1.33
ALTO 1	50.00	82,000	883	467	3.26	1.75
ALTO 1	37.50	96,000	776	419	2.85	1.55
MADRE	50.00	182,000	377	377	1.09	1.09
MADRE	37.50	215,000	339	339	0.99	0.99
TOTAL INDICATED @ $50 NSR	50.00	298,000	518	398	1.73	1.31
TOTAL INDICATED @ $37.50 NSR	37.50	351,000	462	359	1.55	1.19
INFERRED
ALTO 2	50.00	3,000	518	370	1.58	1.43
ALTO 2	37.50	4,000	473	340	1.48	1.35
ALTO 1	50.00	6,000	233	233	0.69	0.69
ALTO 1	37.50	8,000	209	209	0.62	0.62
MADRE	50.00	9,000	389	389	1.25	1.25
MADRE	37.50	11,000	340	340	1.1	1.1
TOTAL INFERRED @ $50 NSR		19,000	366	337	1.14	1.11
TOTAL INFERRED @ $37.50 NSR		24,000	319	296	1.01	0.98

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	5

Production from the Cata Clavo represents between 50-60% of the total Guanajuato metal production and the resource estimate positively supports the potential for further increases in production.

The cash operating cost per ounce of silver (refer to Non-GAAP Measures section) at Guanajuato for the three months ended September 30, 2009 continues to be low, decreasing by 69% to US$5.17 from US$16.59 in the third quarter of 2008. During the quarter, higher silver production as well as higher byproduct credits from higher gold production and metal prices continued to reduce mine operating costs. The lower cash cost per ounce for the third quarter also reflects significantly reduced smelting and refining costs compared to the prior year.

The third quarter cash operating cost per ounce of silver of US$5.17 is comparable to US$5.06 in the second quarter of 2009. Increases in cash production costs as well as smelter and transportation costs are primarily a result of a 39% increase in payable silver production. While cash production costs and by-product credits were more favourable on a per ounce basis in the third quarter, these savings were offset by the strengthening Mexican peso, the currency most of the Company’s production costs are incurred in, against the US dollar.

Actual year to date cash operating cost per ounce of silver at US$5.15 is ahead of the projected cost of US$5.60 for 2009. The favourable smelting and refining charges are set for the remainder of the year and continued high metal production is forecast for the fourth quarter. With gold prices and metal production remaining strong, the cash cost per ounce of silver is expected to remain at or below the current cost.

	2009			2009	2008			2008	2008
	Q3	Q2	Q1	YTD	Q3	Q2	Q1	YTD	FY
Cash production costs Smelter and transportation	$ 3,251,174 225,726	$ 2,402,638 160,057	$ 2,271,394 212,445	$ 7,925,206 598,228	$ 3,317,318 605,536	$ 3,338,391 396,445	$ 2,569,487 302,082	$ 9,225,196 1,304,063	$ 11,923,870 1,837,700
Cost of sales By-product credits(1)	$ 3,476,900 (1,823,465)	$ 2,562,695 (1,325,470)	$ 2,483,839 (1,126,276)	$ 8,523,434 (4,275,211)	$ 3,922,854 (874,426)	$ 3,734,836 (1,424,682)	$ 2,871,569 (1,006,329)	$ 10,529,259 (3,305,437)	$ 13,761,570 (4,501,327)
Cash operating costs	$ 1,653,435	$ 1,237,225	$ 1,357,563	$ 4,248,223	$ 3,048,428	$ 2,310,154	$ 1,865,240	$ 7,223,822	$ 9,260,243
USD Cash operating costs Payable Silver Production	1,507,077 291,649	1,060,925 209,485	1,090,150 209,282	3,658,152 710,416	2,941,723 177,351	2,287,281 235,881	1,861,517 177,080	7,090,521 590,312	8,688,326 857,829
USD Cost per Ounce of Silver	$ 5.17	$ 5.06	$ 5.21	$ 5.15	$ 16.59	$ 9.70	$ 10.51	$ 12.01	$ 10.13

Topia Mine

For the three months ended September 30, 2009, production at the Topia Mine totaled 110,724 oz Ag, 79 oz Au, 464,510 lbs Pb, and 580,043 lbs Zn from milling 7,679 tonnes of ore. This metal production represents 164,262 Ag eq oz, which is a 5% decrease from the second quarter of 2009 and a 21% decrease from the third quarter of 2008. However, the silver production of 110,724 oz Ag represents only a 2% decrease from the previous record from the second quarter 2009 and a 5% increase from the third quarter 2008. The grades of ore mined and milled remained generally high averaging 492g/t Ag, 0.40g/t Au, 2.95% Pb and 3.84% Zn compared to 503g/t Ag, 0.59g/t Au, 3.2% Pb and 3.9% Zn for the second quarter of 2009 and 360g/t Ag, 0.79g/t Au, 2.96% Pb and 4.06% Zn for the third quarter of 2008. Concentrate qualities were at record highs, with the lead concentrate at 57.2% Pb and 8,971g/t Ag, and the zinc concentrate at 54.8% Zn.

Topia plant performance was excellent, with record high recoveries for silver, lead and zinc metals. Metal recoveries were 91.2% for Ag, 79.8% for Au, 93.0% for Pb, and 89.3% for Zn. During the third quarter 2009, in addition to processing 7,679 tonnes from the Company's mines, 3,069 tonnes were custom milled for a local miner. Custom milling utilizes plant capacity, increases revenue and reduces unit costs. The quality of the lead and zinc concentrates remained high in the third quarter. The lead concentrate averaged 57.2% Pb with a silver content of 8,971 g/t, and the zinc concentrate averaged 54.8% Zn. Over the past year Topia has transformed its operations with very positive results. Ore quality and metal production continues to excel at a much lower cost per ounce of silver as the focus has shifted to production stoping with exploratory development limited to higher grade mining areas while the plant metallurgical performance has continued to improve.

A short surface exploratory drill program was completed in the third quarter aimed at exploring extensions on strike from and at depth below existing workings on the Cantarranas (East), San Gregorio, Rosario, Recompensa and Veta Madre (El Ochenta) veins. A total of twenty-one diamond drill holes were completed totaling 2,649 metres.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	6

The vein structures were intersected and the assays are being compiled. This program will help to guide future mine development and plans for increased production.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2009	2009	2009	2008	2008	2008	2008	2007

Tonnes milled	7,679	7,837	7,261	7,511	9,701	8,649	9,457	8,528

Production
Silver (ounces)	110,724	112,616	110,814	89,168	105,235	85,320	86,476	82,850
Gold (ounces)	79	125	110	129	271	192	220	241
Lead (tonnes)	211	233	222	188	246	225	217	194
Zinc (tonnes)	263	270	276	249	370	218	237	202

Silver equivalent ounces
(Ag eq oz)(1)	164,262	172,550	169,162	153,585	208,589	160,557	164,507	171,823

Average ore grade
Gold (g/t)	0.40	0.59	0.56	0.53	0.79	0.85	0.80	0.90
Silver (g/t)	492	503	542	419	360	360	326	340
Lead (%)	2.95	3.23	3.30	2.62	2.96	2.82	2.80	2.63
Zinc (%)	3.84	3.94	4.47	3.06	4.06	2.93	2.89	3.16

Metal recoveries
Gold	79.8%	83.8%	84.1%	83.8%	88.5%	81.6%	78.0%	71.0%
Silver	91.2%	88.8%	87.5%	86.6%	88.7%	85.3%	86.4%	85.1%
Lead	93.0%	92.0%	92.5%	89.9%	92.2%	92.2%	90.8%	88.0%
Zinc	89.3%	87.4%	85.1%	83.8%	87.0%	86.0%	81.8%	84.1%

Concentrate grades
Lead
Gold (g/t)	5.68	8.08	7.59	8.96	13.39	13.69	12.64	14.05
Silver (g/t)	8,971	8,207	8,707	8,324	6,895	6,574	5,808	6,262
Lead (%)	57.16	57.00	58.62	55.34	60.87	58.12	55.06	52.99
Zinc (%)	10.14	9.71	9.81	9.46	8.95	8.12	7.25	10.07

Zinc
Gold (g/t)	0.96	1.43	1.35	1.76	1.91	2.19	1.16	0.87
Silver (g/t)	449	483	470	438	318	467	452	501
Lead (%)	0.74	0.94	0.79	1.63	1.25	1.55	1.26	1.29
Zinc (%)	54.78	53.14	55.29	52.12	53.88	49.63	49.42	50.26

(1)

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, US$0.50 per lb, and US$0.50 per lb; for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Mining was carried out in twelve separate small mines on ten veins. Over one third of Topia’s silver production was mined from the San Gregorio and Rosario veins. These veins are open on strike and depth and six of the recent, surface drill holes tested extensions of these veins. New development is being initiated to prepare for a production increase. Mining of the Argentina vein progressed with stoping and exploratory development on the second level while the decline ramp was being extended towards the third level. Over the next two years, the mine will be developed to the sixth level with a significant increase in production. Measured and indicated resources are estimated at 117,000 tonnes while inferred resources potentially add another 152,000 tonnes at silver grades exceeding 600 g/t or 20 oz per tonne.

Topia focuses on the clean mining of high grade narrow veins to further increase ore grade. Exploratory development is limited to known areas where there is high potential for wider and higher grade veins. Elsewhere, the emphasis is towards stoping with strict grade control.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	7

Year to date metal output, at 505,973 Ag eq oz, including 334,154 oz Ag, is well ahead of target. The 2009 forecast has been revised to reflect the improved production. Estimates of metal production at Topia are 642,000 Ag eq oz comprised of 425,000 oz silver, 390 oz gold, 840 tonnes lead and 1,025 tonnes zinc.

During the second quarter of 2009, new contracts for the sale of Topia’s lead and zinc concentrates were signed with one of the world's largest commodities trading companies. The contracts are effective through to December 31, 2010 and they allow the Company to achieve reductions in unit costs from its Topia operations. In addition, Topia's unit cost of silver production is decreasing due to higher silver production and improved by-product credits from higher base metal prices.

Under the new agreements, concentrates are trucked by road from the Topia mine to the Pacific coast port of Manzanillo. The port facility in Manzanillo receives and stores the concentrate before exporting it by ship to Asian smelters, mainly in China. Over the last year, Asian demand for concentrates has increased dramatically such that highly competitive terms are now being offered. These new, lower terms outweigh the added transportation costs when compared to selling concentrates to the Mexican lead and zinc smelters. Concentrates from a number of sources are blended to meet the various requirements of the Asian smelters.

Cost per ounce for the third quarter 2009 decreased by 42% to US$6.32 from US$10.83 in the third quarter 2008. Cost per ounce for the nine months ended September 30, 2009, at US$7.54, is 24% down from US$9.90 for the comparable period in 2008 and over 30% below the forecasted cost per ounce for 2009 of US$11.00 to US$11.50 per Ag oz.

	2009			2009	2008			2008	2008
	Q3	Q2	Q1	YTD	Q3	Q2	Q1	YTD	FY
Cash production costs Smelter and transportation	$ 1,187,895 327,705	$ 1,151,613 318,613	$ 1,232,520 370,003	$ 3,572,028 1,016,321	$ 1,693,908 482,430	$ 1,465,618 211,075	$ 1,275,862 172,805	$ 4,435,388 866,310	$ 5,552,272 1,340,743
Cost of sales By-product credits(1)	$ 1,515,600 (760,202)	$ 1,470,226 (683,622)	$ 1,602,523 (464,398)	$ 4,588,349 (1,908,222)	$ 2,176,338 (953,702)	$ 1,676,693 (655,837)	$ 1,448,667 (910,567)	$ 5,301,698 (2,520,106)	$ 6,893,015 (2,808,326)
Cash operating costs	$ 755,398	$ 786,604	$ 1,138,125	$ 2,680,127	$ 1,222,636	$ 1,020,856	$ 538,100	$ 2,781,592	$ 4,084,689
USD Cash operating costs Payable Silver Production	690,792 109,359	679,672 94,163	913,936 99,543	2,284,400 303,065	1,182,487 109,228	1,010,748 82,854	537,026 83,668	2,730,261 275,750	3,833,200 364,322
USD Cost per Ounce of Silver	$ 6.32	$ 7.22	$ 9.18	$ 7.54	$ 10.83	$ 12.20	$ 6.42	$ 9.90	$ 10.52

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

On July 21, 2009, the Company announced an updated mineral resource for Topia. The 2009 mineral resource estimate comprises Measured & Indicated Mineral Resources of 173,103 tonnes at 552g/t silver, 0.99g/t gold, 5.58% lead and 4.83% zinc (5,458,218 Ag eq oz) as well as 174,562 tonnes of 633g/t silver, 1.03g/t gold, 5.10% lead and 3.84% zinc (5,692,957 Ag eq oz) in the Inferred category. At current production levels, management considers the new resource to be sufficient for at least a ten year mine life.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	8

The 2009 mineral resource estimate provides an update for the Argentina vein only, while the estimate delivered by Wardrop in 2006 for some of the other veins on the property came largely from the verification of Peñoles' resources and are still intact as mining to date has come from new mine development on these veins. (Resources for the "other veins" were estimated by Wardrop using metal prices as reported in the 2006 report.) The breakdown for the Argentina Vein and Other Veins on the property is given in Table 1 below. When combined with the 2009 Argentina resource, the new total contained metal for each resource category is shown on Table 2.

The 2009 Argentina mineral resource calculation was based on a minimum net smelter return (“NSR”) value of US$75 per tonne (75% of total operating costs). The 2009 Argentina vein mineral resource value assumed:

  the June 1, 2009 concentrate sales contracts with Louis Dreyfus Commodities, which are effective until December 31, 2010;

  average metal prices for April 2009, typical plant recoveries, and grade capping all shown in Table 1; and

  33% mine dilution.

Table 1. 2009 Resource Update

VEIN	CATEGORY	Tonnes	Ag g/t	Au g/t	Pb %	Zn %

ARGENTINA	MEASURED	40,015	669	0.704	6.85	4.78
	INDICATED	77,229	642	0.713	6.12	4.58
	INFERRED	152,189	690	0.972	5.36	3.67

OTHER VEINS	M & I	55,859	345	1.57	3.91	5.21
	INFERRED	22,373	243	1.39	3.31	4.97

TOTALS	M & I	173,103	552	0.99	5.58	4.83
	INFERRED	174,562	633	1.03	5.1	3.84

	Metal Prices (2009)		Recoveries		Capping Grades
Au	US$890/oz		85.00%		Au g/t	6
Ag	US$12.50/oz		87.00%		Ag g/t	2,000.00
Pb	US$0.625/lb		92.20%		Pb%	20
Zn	US$0.625/lb		82.00%		Zn%	20

Table 2. Contained Metal (All Veins)

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag oz Eq
M & I Resources Inferred Resources	173,103 174,562	3,080,954 3,560,237	5,507 5,793	21,278,080 19,585,856	18,430,862 14,746,998	5,458,218 5,692,957

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	9

Table 3. Percentage Increase in Argentina Vein Resources 2009 over 2008

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag oz Eq
M & I Resources Inferred Resources	20% 101%	32% 160%	46% 131%	23% 193%	20% 214%	29% 168%

Exploration Potential has been estimated in-house for only the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. The Exploration Potential is conceptual in nature and based on wide-spaced exploration drilling at Argentina, and exploration drilling and two development levels at Don Benito. There has been insufficient exploration to define a mineral resource from these data to date and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Table 4. Exploration Potential

Vein	Tonnes	Ag	Au	Pb	Zn
Argentina Don Benito	60,000 - 80,000 60,000 - 80,000	400-600g/t 300-600g/t	1-2g/t 1-4g/t	4-6% 4-8%	2-4% 3-6%

These tonnages include some of the drilling and development completed during the spring of 2008, as well as ongoing underground drilling, and could represent another 4-5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and for approximately 500 metres to the east below old mine workings. Additionally, development and stoping on the Cantarranas (Hormiguera and San Miguel Mines), El Rosario, San Gregorio, and Recompensa veins will lead to future mineral resource estimates. These estimates are currently being compiled following the completion of the surface core drilling program in September 2009, which focused on down dip continuity below the present development levels of the same veins.

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has one exploration property known as the San Antonio Project.

During the quarter, the Company decided to terminate its option on the Mapimi Project. Management has determined that it is uneconomical to continue with this project, and the Company is focusing its efforts and resources on expanding the production of existing mines.

San Antonio Project

The San Antonio Project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. (“Altair”) can earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project.

No field work was conducted on the property during 2009. However, Altair has renewed its option on the property. In accordance with the option agreement, Altair issued 50,000 shares to Great Panther in February 2009 and the companies have agreed on an arrangement for Altair to make the cash payment of $40,000 to Great Panther by November 2009.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	10

SELECTED QUARTERLY INFORMATION

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2009	2009	2009	2008	2008	2008	2008	2007
						(Restated) (1)	(Restated) (1)	(Restated) (1)
Revenue	$8,885,632	$6,721,688	$6,274,321	$5,482,342	$4,350,334	$6,717,080	$5,895,682	$4,683,988
Cost of sales (excluding
amortization and depletion)	4,637,437	3,732,207	3,699,865	4,008,363	5,184,125	4,946,534	4,005,201	4,558,162
Earnings from mining
operations	4,248,195	2,989,481	2,574,456	1,473,979	(833,791)	1,770,546	1,890,481	125,826
General and administrative	1,318,441	1,396,206	1,212,767	1,526,782	1,179,785	1,623,617	1,635,411	1,434,779
Mineral property exploration
expenditures	754,571	278,012	176,086	348,155	2,185,155	2,008,224	1,786,392	1,861,899
Stock-based compensation	894,024	14,184	1,570,068	-	60,921	1,547,350	-	-
Loss for the period	(351,131)	(199,929)	(1,362,711)	(1,707,356)	(5,969,289)	(4,191,000)	(2,418,207)	(6,514,559)
Basic loss per share	(0.00)	(0.00)	(0.02)	(0.03)	(0.07)	(0.05)	(0.03)	(0.08)
Adjusted EBITDA(2)	1,857,129	1,117,569	964,438	(686,974)	(4,132,890)	(1,711,896)	(1,357,084)	(2,961,604)
Cash and cash equivalents	2,907,568	2,140,004	1,985,101	606,244	1,096,432	4,428,801	5,138,215	5,357,977
Total assets	22,393,582	21,645,954	22,017,921	21,379,188	22,252,668	26,606,300	29,785,424	31,053,110
Total long-term liabilities	5,970,436	6,058,095	6,063,688	8,114,969	8,394,049	7,524,997	7,559,322	7,551,286
Working capital	$4,844,465	$1,509,339	$1,062,995	$1,320,087	$2,287,522	$7,369,761	$9,481,430	$10,659,942

(1)	Revenue and cost of sales were restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales.
(2)

Adjusted EBITDA is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production and metal prices. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported loss from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	11

THIRD QUARTER DISCUSSION

The Company earned revenue of $8.9 million for the three months ended September 30, 2009 compared to $4.4 million for the same period in 2008. This 104% increase in revenue is mainly due to increased production as well as more favourable smelter terms being realized at both mines. The combined metals output from Topia and Guanajuato for the third quarter was 597,057 Ag eq oz, a 34% increase compared to 444,686 for the third quarter in 2008. For the three months ended September 30, 2009, silver and zinc prices decreased by 2% and 1%, respectively, while gold and lead prices increased by 10% and 1%, respectively, on a year over year basis.

Revenue for the nine months ended September 30, 2009 was $21.9 million, an increase of $4.9 million or 29% as compared to the same period in 2008. This increase is primarily a result of higher production and lower smelting and refining costs. Smelting and refining costs for Guanajuato were reduced substantially during the last half of the fourth quarter of 2008 when a new customer contract was negotiated. The full effect of the cost savings are reflected in 2009. The Company also negotiated more favourable, open market terms for spot sales of Topia’s lead concentrate during the first half of 2009. For the nine months ended September 30, 2009, output increased by 20% to 1,577,168 Ag eq oz from 1,312,397 Ag eq oz for the same period in 2008. These increases were partially offset by general decreases in metal prices. Compared to the same period in 2008, average silver, lead and zinc prices for the nine months ended September 30, 2009 decreased by 18%, 36%, and 30% while the gold price increased 4%.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	12

The Company completed exploratory diamond drilling and continued development at both mines. At Topia, a short surface exploration drilling program has been completed with 21 drillholes totaling 2,649 metres intersecting the Cantarranas, San Gregorio, Rosario, Recompensa and Veta Madre (El Ochenta) veins. Exploration development continued on the ten veins being mined. At Guanajuato, development continued on the 390 level which will provide a platform from which exploration drilling will target the deep area below the Rayas Clavo and short-hole diamond drilling, 9 drillholes totaling 251 metres, tested the Guanajuatito North Zone.

Exploratory development work continues on many high grade veins at Topia with priority on the San Gregorio, Rosario, Recompensa, Cantarranas and Don Benito veins. Stope preparation is being completed at Argentina, Level 2, where good grades and better widths are already resulting in an increase in production.

At Guanajuato, underground drilling of the Guanajuatito North Zone continued to test for the extensions of the zone to the 80 metre level. At the Cata Clavo - Alto 2 vein north extension, exploration development on the 430 level, west of the recently reported mineral resource estimate, has advanced 66 metres along strike with an average width of 3.34 metres and average grades of 295g/t silver and 0.98g/t gold. Raise #738 from the 430 level to the 406 level on this zone is complete. Along the 28 metres of the raise the average width (raise width only) was 1.56 metres with average grades of 411g/t silver and 1.7g/t gold. Further underground drilling will be completed to assess the extent of the Alto 2 vein mineralization, both to the northwest and down dip.

In the Rayas area, development was reported on the Santa Margarita vein, a hanging wall structure parallel to the main Veta Madre. Past work by the previous operator on the 345 level was sub-economic but recent development by the Company on the 390 level intersected gold-rich mineralization. Initial development on the Santa Margarita vein on the 390 level indicates a "shoot" 52 metres long, 3.4 metres wide (average development width) with assays averaging 5.06g/t gold and 20g/t silver. Ramping on the Santa Margarita vein to connect to the 435 level intersected the mineralization along 28 metres of strike with a 3.4 metre width and assays averaging 5.3g/t gold and 33g/t silver. Along the second "leg" of the ramp, the zone has increased in strike length and changed from gold rich to gold-silver rich. The first portion of the second leg intersected mineralization along 38 metres, 3.45 metres wide, with assays averaging 5.31g/t gold and 31g/t silver while the continuation of the same zone encountered mineralization along a further 26 metres, 3.45 metres wide (development width), with assays averaging 5.23g/t gold and 359g/t silver. The full extent of the Santa Margarita mineralization is unknown, although the vein is noted as being 300 metres long in the workings above. An underground drilling program is being planned and is scheduled to commence later in 2009.

At Los Pozos, a portion of the Veta Madre between the Cata and Rayas Clavos, diamond drilling and a cross cut from a new development ramp intersected the Veta Madre mineralization across 12 metres horizontal (8.4 metres true width) grading 348g/t silver and 1.2g/t gold. On the 275 level, intersections of the vein in a series of underground exploratory drill holes indicate this zone to be approximately 65 metres along strike. The average grade of pillars remaining in old workings on the Los Pozos 275 level is 468g/t silver and 1.39g/t gold.

Total plant throughput for the Topia and Guanajuato operations for the third quarter 2009 increased by 4% to 42,004 tonnes from 40,443 tonnes in the second quarter 2009. Total throughput decreased by 11% compared to 46,938 tonnes for the third quarter of 2008. Reduced plant throughput reflects the changes to the mining plans to focus development and production on profitable areas to reduce the cost per ounce of silver production and increase profitability. Metal recoveries and concentrate qualities have also improved. These factors have resulted in improved metal production, revenues and earnings from the operations of both mines.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	13

Cost of sales (excluding amortization and depletion) was $4.6 million for the third quarter of 2009 compared to $5.2 million for the same period in 2008. For the nine months ended September 30, 2009 and 2008, cost of sales was $12.1 million and $14.1 million, respectively. The Company continues to realize cost savings from reduced mine operating costs as a result of mine site efficiency measures introduced in the fourth quarter of 2008. During the first quarter 2009, the Company also recognized in cost of sales, the reversal of the write-down of finished product to net realizable value in the amount of $0.2 million. On a per silver ounce basis, costs have decreased significantly as costs were reduced and grades improved. For the three months ended September 30, 2009, the Company had earnings from mining operations of $4.2 million compared to a loss of $0.8 million for the same period in 2008, an increase of $5.0 million or 610%. Earnings from mining operations increased 247% to $9.8 million for the nine months ended September 30, 2009 from $2.8 million for the same period in 2008.

The total combined cash cost per ounce of silver produced was US$5.48 for the three months ended September 30, 2009, a 62% decrease compared to the combined cost per ounce of US$14.39 for the same period in 2008. The total combined cash cost per ounce for the nine months ended September 30, 2009 decreased by 48% to US$5.86 from US$11.34 in 2008. The year over year decrease was achieved by sharply reduced site-controlled costs and reduced smelting and refining charges for Guanajuato and Topia concentrates. The strategy to focus on higher grade ore plus other efficiency initiatives to reduce costs is proving to be successful.

At US$5.48, the combined cash cost per ounce for the third quarter 2009 and US$5.86 for the nine months ending September 30, 2009 compares well to the initially published 2009 forecast of US$7.00 to US$7.50 (subsequently revised to US$6.00 to $US6.50 in July 2009).

Amortization and depletion of mineral properties, plant and equipment for the three and nine months ended June 30, 2009 were $0.9 million and $2.7 million, respectively, compared to $1.2 million and $3.3 million for the same periods in 2008. At the end of 2008, Topia’s mine life was extended from a remaining three years to seven years resulting in a year over year decrease of $0.3 million in amortization and depletion expense for the quarter.

Mineral property exploration costs for the three and nine month period ended September 30, 2009 were $0.8 million and $1.2 million, respectively, compared to $2.2 million and $6.0 million for the corresponding periods in 2008. As part of the cost containment program implemented in the fourth quarter 2008, mine development not related to immediate production has been deferred. During the third quarter 2009, exploratory drilling resumed at both Guanajuato and Topia.

General and administrative expenses were $1.3 million for the three months ended September 30, 2009, a $0.1 million increase compared to $1.2 million for the same period in 2008. This increase was mainly due to an increase in general exploration expenses. For the nine months ended September 30, 2009 and 2008, general and administrative expenses totaled $3.9 million and $4.4 million, respectively.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	14

This $0.5 million year-over-year decrease was due to $0.2 million of non-recurring costs and adjustments incurred in the first half of 2008 for the reopening of the Guanajuato mines, tax planning initiatives and Value-Added Tax (“VAT”) recovery fees, a $0.2 million provision for potentially uncollectible VAT and a $0.2 million true-up of 2007 audit fees, with no similar adjustments recorded in 2009. These savings were offset by the increase in general exploration costs incurred in the third quarter.

The Company incurred stock-based compensation expense of $0.9 million during the third quarter of 2009 relating to 1,300,000 stock options granted to employees, consultants, directors and officers with an exercise price of $0.70. During the first quarter of 2009, the Company also recorded $1.6 million in stock-based compensation expense as a result of granting 6,222,700 incentive stock options to employees, consultants, directors and officers, of which 5,912,700 are exercisable at a price of $0.45 per share and 310,000 are exercisable at a price of $0.52 per share. The Company cancelled 4,556,700 incentive stock options exercisable at $0.90 and $1.42 per share which had been granted in prior years.

During the third quarter of 2009, the Company repaid its $2.02 million, 8% per annum, unsecured convertible loan note by issuing 3,740,741 common shares at $0.54 per share.

For the three and nine months ended September 30, 2009, the Company incurred a foreign exchange loss of $0.2 million and $0.6 million, respectively, compared to a gain of $0.1 million and $0.4 million for the same periods in 2008. This is mainly a result of the general appreciation of the Canadian dollar against both the United States dollar and the Mexican peso during the first nine months of 2009, whereas the Canadian dollar weakened against both currencies during the same period in 2008.

The net loss for the three and nine months ended September 30, 2009 was $0.4 million and $1.9 million, respectively, compared to a loss of $6.0 million and $12.6 million for the corresponding periods in 2008. Earnings from mining operations improved by $7.0 million over the prior year on a year-to-date basis as a result of the Company’s efforts to implement mine site efficiencies, increase production, and improve grades. The Company also realized $4.9 million in year over year savings as a result of scaling down its exploration program in response to current economic conditions and reduced general and administrative expenditures. Reduced amortization and depletion of mineral properties, plant and equipment as a result of extending Topia’s remaining mine life from three to seven years has also impacted the loss for the period by $0.6 million. The increase in earnings is partially offset by $0.9 million relating to foreign exchanges losses as a result of the strengthening Canadian dollar and $0.9 million relating to an increase in stock-based compensation from options issued during the year.

Adjusted EBITDA (refer to “Standardized and Adjusted EBITDA (Non-GAAP Measures)” section below) for the three months ended September 30, 2009 increased by $6.0 million to $1.9 million from an adjusted EBITDA loss of $4.1 million during the same period in 2008. For the nine months ended September 30, 2009, adjusted EBITDA increased to $4.0 million compared from an Adjusted EBITDA loss of $7.2 million for the same period in 2008.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our Consolidated Statement of Operations for the second quarter of 2009 and fiscal 2008.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	15

	Quarter 3 2009			Quarter 2 2009			Quarter 1 2009			YTD 2009
	Topia	Guanajuato	Total	Topia	Guanajuato	Total	Topia	Guanajuato	Total	Topia	Guanajuato	Total
CAD Cost of sales	$1,371,190	$3,266,247	$4,637,437	$1,317,793	$2,414,414	$3,732,207	$1,413,309	$2,286,556	$3,699,865	$4,102,292	$7,967,217	$12,069,509
Add/(subtract):
Smelting and refining	344,936	222,072	567,008	361,004	156,933	517,937	570,851	204,731	775,582	1,276,791	583,736	1,860,527
CAD Gross by-product revenue(1)	(852,774)	(1,834,884)	(2,687,658)	(811,884)	(1,334,122)	(2,146,006)	(713,455)	(1,133,724)	(1,847,179)	(2,378,113)	(4,302,730)	(6,680,843)
Cost of custom milling	(107,954)	-	(107,954)	(80,309)	-	(80,309)	(132,580)	-	(132,580)	(320,843)	-	(320,843)
CAD Cash Operating Costs	755,398	1,653,435	2,408,833	786,604	1,237,225	2,023,829	1,138,125	1,357,563	2,495,688	2,680,127	4,248,223	6,928,350
USD Cash Operating Costs A	$690,792	$1,507,077	$2,197,869	$679,672	$1,060,925	$1,740,597	$913,936	$1,090,150	$2,004,086	$2,284,400	$3,658,152	$5,942,552
Payable Silver Production B	109,359	291,649	401,008	94,163	209,485	303,648	99,543	209,282	308,825	303,065	710,416	1,013,481
USD Cash Cost per Ounce of Silver A/B	$6.32	$5.17	$5.48	$7.22	$5.06	$5.73	$9.18	$5.21	$6.49	$7.54	$5.15	$5.86

	Quarter 3 2008			Quarter 2 2008			Quarter 1 2008			YTD 2008
				(Restated)			(Restated)			(Restated)
	Topia	Guanajuato	Total	Topia	Guanajuato	Total	Topia	Guanajuato	Total	Topia	Guanajuato	Total
CAD Cost of sales	$1,840,267	$3,343,858	$5,184,125	$1,582,921	$3,363,613	$4,946,534	$1,400,083	$2,605,118	$4,005,201	$4,823,271	$9,312,589	$14,135,860
Add/(subtract):
Smelting and refining	757,237	578,996	1,336,233	309,506	371,223	680,729	289,590	266,451	556,041	1,356,333	1,216,670	2,573,003
CAD Gross by-product revenue	(1,301,338)	(874,426)	(2,175,764)	(793,571)	(1,424,682)	(2,218,253)	(1,071,983)	(1,006,329)	(2,078,312)	(3,166,892)	(3,305,437)	(6,472,329)
Cost of custom milling	(73,530)	-	(73,530)	(78,000)	-	(78,000)	(79,590)	-	(79,590)	(231,120)	-	(231,120)
CAD Cash Operating Costs	1,222,636	3,048,428	4,271,064	1,020,856	2,310,154	3,331,010	538,100	1,865,240	2,403,340	2,781,592	7,223,822	10,005,414
USD Cash Operating Costs A	$1,182,487	$2,941,723	$4,124,210	$1,010,748	$2,287,281	$3,298,029	$537,026	$1,861,517	$2,398,543	$2,730,261	$7,090,521	$9,820,782
Payable Silver Production B	109,228	177,351	286,579	82,854	235,881	318,735	83,668	177,080	260,748	275,750	590,312	866,062
USD Cash Cost per Ounce of Silver A/B	$10.83	$16.59	$14.39	$12.20	$9.70	$10.35	$6.42	$10.51	$9.20	$9.90	$12.01	$11.34

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by-products of silver, specifically gold, lead and zinc at Topia and gold at Guanajuato.

Standardized and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, a Standardized definition of EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses. As the Company is in a loss position, stock-based compensation has an anti-dilutive effect on equity.

The Company has also made an entity-specific adjustment to EBITDA to add back the non-recurring, non-cash charge relating to the settlement of its $2.02 million 8% per annum unsecured convertible note (refer to “Third Quarter Discussion” section).

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	16

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2009 and 2008 financial statements:

	Q3 2009	YTD 2009	Q3 2008	YTD 2008
Loss for the period Provision (recovery) of income taxes Interest expense Amortization and depletion of mineral properties, plant and equipment	$ (351,131) 62,620 303,626 896,825	$ (1,913,771) (288,475) 949,785 2,662,156	$ (5,969,289) 293,349 293,281 1,188,848	$ (12,578,496) (413,147) 845,375 3,336,127
Standardized EBITDA Stock-based compensation Debt settlement expense	911,940 894,024 51,165	1,409,695 2,478,276 51,165	(4,193,811) 60,921 -	(8,810,141) 1,608,271 -
Adjusted EBITDA	$ 1,857,129	$ 3,939,136	$ (4,132,890)	$ (7,201,870)

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements of the Company for the three and nine months ended September 30, 2009 were prepared in accordance with GAAP on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the nine months ended September 30, 2009 and 2008, the Company recorded losses of $1.9 million and $12.6 million, respectively. Cash provided by operations was $2.0 million for the nine months ended September 30, 2009 compared cash used in operations of $3.0 million for the same period in 2008. As at September 30, 2009, the Company had an accumulated deficit of $62.4 million and a working capital balance of $4.8 million. While the Company’s financial position has improved significantly over the prior year, these conditions and the continuing uncertainty in the current economic environment raise substantial doubt about the Company’s ability to continue as a going concern.

In response to worsening economic and market conditions in the last quarter of 2008, management undertook a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable terms with new customers, reducing its staff levels, and considering other financing alternatives for its operations. During the first quarter of 2009, the Company raised $0.9 million through the issuance of additional equity.

The Company’s ability to continue on as a going concern is dependent on the continuation of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all.

For 2009, Great Panther plans to produce 2.07 million Ag eq oz and invest $3.1 million in capital and exploration expenditures. While metal prices have recovered significantly since their decline in the latter part of 2008, there is no assurance that working capital together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months given the current volatile and uncertain business environment. If metal prices remain at or above current levels, management anticipates that cash flow generated from mining activities at existing production levels along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

On November 10, 2009, the Company filed a final short form prospectus in Canada in connection with an agency offering of units to raise $12.3 million. The Company intends to use the net proceeds of this offering to accelerate exploration drilling, mine development, the acquisition of new underground equipment, mine infrastructure refurbishment including power distribution at Guanajuato and plant equipment replacement and upgrades at both Topia and Guanajuato. As well, the proceeds will be used for general working capital purposes and potential acquisition activity.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	17

Great Panther does not have access to any lines of credit nor does the Company have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

Cash flow from operating activities after working capital adjustments was $0.8 and $2.0 million for the three and nine months ended September 30, 2009 compared to cash used in operating activities of $2.4 and $3.0 million during the same periods in 2008. This year over year overall improvement is largely attributable to savings from mine site efficiencies, reduced smelting costs, reduced exploration and reduced general and administrative expenses.

Investing Activities

For the three and nine months ended September 30, 2009, the Company had a net cash outflow from investing activities for the development of mineral properties and purchase of capital assets of $0.3 million and $0.8 million, respectively, compared to $0.6 million and $1.6 million for the same periods in 2008.

The Company had planned to invest $2.1 million in capital expenditures in 2009. The revised 2009 forecast is approximately $1.7 million.

Financing Activities

Cash from financing activities was $0.2 million and $1.0 million, respectively, for the three and nine months ended September 30, 2009. These represent proceeds from the private placement and the exercise of options and warrants, offset by the repayment of the capital lease obligation. In January 2009, the Company closed a private placement offering of 5,125,000 units of the Company ("Units") at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. The Company received $85,000 of the gross proceeds in 2008. Each Unit comprised one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement were subject to a hold period that expired May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The Company paid financing fees totaling $55,451 of which $50,400 relates to finders’ fees. The Company also issued 169,050 finder's warrants, which are exercisable at $0.35 until January 22, 2010.

The financing proceeds were primarily used for additional working capital at the Company's 100% owned Guanajuato and Topia Mines in Mexico.

The Company repaid its $2.02 million, 8% interest per annum, unsecured convertible loan note due March 9, 2010 by the issuance of 3,740,741 fully paid common shares of the Company at $0.54 per common share on September 24, 2009.

Cash used in financing activities for the third quarter in 2008 was $0.3 million, while cash provided by financing activities for the third quarter in 2009 was $0.2 million representing proceeds from the exercise of options and warrants and the repayment of the capital lease obligation.

OUTLOOK

The Company is on track to meet its 2009 forecast of 1.45 million oz of silver, 6,000 oz of gold, 750 tonnes of lead and 840 tonnes of zinc for total metal production of 2.07 million Ag eq oz. Guanajuato is expected to achieve its plan with higher than planned gold production and Topia will likely exceed its plan with higher than planned silver, lead and zinc.

The Company will continue to provide silver equivalent totals but the volatility of metal prices in recent months has made this an inconsistent basis for comparison with past and future production. The Company has used metal prices of US$11/oz Ag, US$850/oz Au, US$0.50/lb Pb and US$0.50/lb Zn for 2009 silver equivalent calculations.

Operations produced 1,066,804 silver ounces at a cash operating cost of US$5.86 per oz of silver, net of byproduct credits, for the nine months ending September 30, 2009. This compares favourably to the forecasted range of US$6.00 to US$6.50 per silver oz, and is well below current metal prices of US$17.00 and represents a significant improvement over the 2008 actual cost of US$10.25.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	18

The cost per oz of silver is dependent upon mine site operating costs, silver production, the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits.

If metal prices remain near or above current levels, management anticipates that unit costs will continue the current trend. Cash flow generated from mining activities will be reinvested in the operations for exploration and capital expenditures to increase resources and production.

Both operations have demonstrated the ability to produce record silver production at low cost and a high profit margin. The Company’s emphasis will be on maintaining positive operating cash flow while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production by 20% year-on-year at low unit costs.

The mines remain on target to achieve or exceed the estimated total metal production for 2009 at a cost approximating US$6.00 per ounce of silver.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Q3	Q3	YTD	YTD
	2009	2008	2009	2008

Consulting fees paid or accrued to companies controlled by
directors of the Company	$132,317	$150,773	$384,761	$438,076

Consulting fees paid or accrued to companies controlled by officers
of the Company	$42,192	$69,847	$158,731	$229,181

Cost recoveries received or accrued from a company with a
common director of the Company	$16,124	$16,632	$80,367	$83,162

Office and administration fees paid or accrued to a company
controlled by a director of the Company	$18,289	$8,488	$48,130	$27,591

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Intangible Assets. The new standard establishes guidelines for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard also provides guidance for the treatment of various preproduction and start-up costs and requires that these costs be expensed as incurred. Concurrent with the adoption of this standard CICA Emerging Issues Committee Abstract 27 (“EIC-27”), Revenues and Expenditures in the Pre-operating Period, was withdrawn. The adoption of this Section did not have a significant effect on the Company’s financial statements.

(b)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of this EIC did not have a material impact on the Company’s financial statements.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	19

(c)	Mining Exploration Costs

EIC-174, Mining Exploration Costs, provides guidance on the accounting and the impairment review of exploration costs. The application of this EIC did not have an effect on the Company’s financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

(a)	Financial Instruments - Disclosures:

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

(b)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company has developed an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

We have begun planning our transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS has been completed. The identified areas of accounting differences of highest potential impact to the Company, based on existing IFRS are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, and initial adoption of IFRS under the provisions of IFRS 1 “First-Time Adoption of IFRS” (“IFRS 1”).

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. The Company has begun the detailed assessment of the changes required under IFRS and has begun identifying relevant action items to address these changes.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	20

The consideration of relevant accounting policy choices has also commenced. It is not known whether the adoption of IFRS will have a significant impact on information systems requirements. The Company is assessing the need for system upgrades or modifications to ensure an efficient conversion to IFRS. As part of Phase Two, information systems plans will be prepared for implementation in Phase Three if necessary. The extent of the impact on the Company’s information systems is not reasonably determinable at this time.

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in the beginning of 2010, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 92,559,631 common shares issued and 9,369,881 warrants and options outstanding.

One convertible loan note with a total carrying value of $4,050,000 carries a conversion feature whereby it may be converted into 1,800,000 common shares of the Company at a price of $2.25 per share.

Fully diluted, the issued and outstanding shares of the Company would be 103,729,512.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2008 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	21

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2009 (UNAUDITED)	22